Exhibit 99.1

EROS INTERNATIONAL PLC ANNOUNCES PRICING OF FOLLOW-ON EQUITY OFFERING

London, UK – July 9, 2014 – Eros International Plc (NYSE: EROS) (“Eros”), a leading global company in the Indian film entertainment industry, today announced the pricing of an underwritten public offering of 7,000,000 A ordinary shares at a price of $14.50. The offering consists of 7,000,000 A ordinary shares offered by Eros and certain existing shareholders, which consists of 6,675,000 shares offered by Eros and 325,000 shares offered by the selling shareholders. Eros will not receive any proceeds from the sale of shares by the selling shareholders. In addition, Eros and an existing shareholder have granted the underwriters a 30-day option to purchase up to an additional 1,050,000 A ordinary shares in total, which will be equally split between Eros and the existing shareholder at the offering price less underwriting discounts and commissions. The offering is expected to close on July 15, 2014.

BofA Merrill Lynch, Jefferies, Wells Fargo Securities and Macquarie Capital are acting as joint book running managers and EM Securities is acting as co-manager for the offering.

Copies of the prospectus may be obtained from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or via email, at dg.prospectus_requests@baml.com and from Jefferies LLC, Attn: Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or via e-mail at Prospectus_Department@Jefferies.com.

A registration statement relating to the offering has been filed with, and has been declared effective by, the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Eros International, Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. Eros has an extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. For further information please visit: www.erosplc.com.

Contact:

Mark Carbeck

Chief Corporate and Strategy Officer

Eros International Plc

+44 207 258 9909

mark.carbeck@erosintl.com

Erica Bartsch

Sloane & Company

212-446-1875

ebartsch@sloanepr.com